Exhibit 18
April 15, 2011
The Board of Directors and Stockholders of
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501
The Board of Directors and Stockholders of Virco Mfg. Corporation:
Note 2 of the Notes to the consolidated financial statements of Virco Mfg. Corporation included in its Form 10-K for the year ended January 31, 2011 describes a change in the method of accounting for the valuation of the material component of inventory from the lower of cost or market using the last-in first-out method to the lower of cost or market using the first-in first-out method. There are no authoritative criteria for determining a ‘preferable’ inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.
Very truly yours,
/s/ Ernst & Young LLP